[JANNEY MONTGOMERY SCOTT LLC LETTERHEAD]
December 6, 2006
Via EDGAR and Facsimile (202) 772-9217
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Scott M. Anderegg

Re:	Consolidated Water Co. Ltd. Registration Statement on Form F-3 File No. 333-137970
Ladies and Gentlemen:
     In connection with the above referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”) we, as representative of the proposed underwriters, hereby join in the request of Consolidated Water Co. Ltd. that the effective date of such Registration Statement be accelerated so that it becomes effective at 4:30 p.m., eastern daylight savings time, on Thursday, December 7, 2006 or as soon thereafter as practicable.
     With respect to Rule 15c2-8 (the “Rule”) under the Securities Exchange Act of 1934, as amended, we wish to advise the Securities and Exchange Commission that Janney Montgomery Scott LLC, Boenning & Scattergood, Inc. and Brean Murray, Carret & Co. have distributed or will distribute copies of the Preliminary Prospectus dated November 22, 2006 to any person who is expected to receive a confirmation of sale at least 48 hours prior to the date we expect to mail such confirmations. Selected dealers, if any, represent that they will comply with the Rule.

Securities and Exchange Commission
December 6, 2006

     The following information with respect to the distribution of Preliminary Prospectuses dated November 22, 2006 and distributed between November 22, 2006 and the date hereof is furnished pursuant to Rule 460 under the Act:
Preliminary Prospectuses

Number of Copies
To Prospective Underwriters	2,500

To Individuals/Institutions	240

To statistical, public services and
National Association of Securities Dealers	170

Total:	2,910

Very truly yours, Janney Montgomery Scott LLC as Representative

By:	Janney Montgomery Scott LLC

By:	/s/ Joseph D. Cully Jr.
Joseph D. Cully Jr.
Principal